U.S. Securities and Exchange Commission
Washington, D.C. 20549

02024989

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RECEIVED
MAR 22 2002
354

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K For 3/20/02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-60164
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
MAR 27 2002
THOMSON FINANCIAL P

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of March, 2002.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: Patricia Taylor
Patricia C. Taylor
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

4

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

GMACM Home Equity Loan Trust 2002-HE2: *Computational Materials – March 14, 2002*

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$665,222,000 (Approximate)

Issuer:	GMACM Home Equity Loan Trust 2002-HE2.
Offered Securities:	GMACM Home Equity Loan-Backed Term Notes, Series 2002-HE2.
Certificates:	GMACM Home Equity Loan-Backed Certificates, Series 2002-HE2. The certificates are not being offered.
Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation ("GMACM"), a Pennsylvania corporation, is the originator of all of the mortgage loans. GMACM will be the seller of some of the initial mortgage loans and most of the subsequent mortgage loans. The remainder of the initial mortgage loans and some of the subsequent mortgage loans will be sold to the depositor by a trust established by an affiliate of GMACM, which in turn acquired the mortgage loans from GMACM. GMACM will also be the servicer of the mortgage loans. The Servicer will be obligated to service the mortgage loans pursuant to the servicing agreement to be dated as of the closing date, among the servicer, the issuer and the indenture trustee.
Indenture Trustee:	Wells Fargo Bank Minnesota, N.A. (the "Indenture Trustee").
Owner Trustee:	Wilmington Trust Company.
Credit Enhancer:	MBIA Insurance Corporation ("MBIA", or the "Credit Enhancer").
Lead Underwriter:	Bear, Stearns & Co. Inc. (sole underwriter for Class A-IO)
Co-Underwriters:	Lehman Brothers, Wachovia Securities.
Cut-off Date:	March 1, 2002.
Closing Date:	March [26], 2002.
The Notes:	Approximately $665,222,000 Home Equity Loan-Backed Term Notes, Series 2002-HE2, are being offered (the "Notes"). The notes will be issued pursuant to an indenture to be dated as of March [26], 2002, between the Issuer and the Indenture Trustee.

Characteristics of the Notes [(a),(b),(c),(d),(e),(f),(g),(h),(i)]

Offered Securities	Initial Note Balance	Coupon	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date (g)(h)	Ratings (Moody's/S&P)
Class A-1 notes	$254,826,000	Floating (e)(f)	[1.00]	None	[22]	[10/25/11]	Aaa / AAA
Class A-2 notes	$53,199,000	Fixed	[2.00]	[21]	[6]	[8/25/13]	Aaa / AAA
Class A-3 notes	$161,817,000	Fixed (e)	[3.00]	[26]	[22]	[5/25/17]	Aaa / AAA
Class A-4 notes	$109,924,000	Fixed (e)	[5.00]	[47]	[29]	[4/25/23]	Aaa / AAA
Class A-5 notes	$85,456,000	Fixed (c)(e)	[7.05]	[75]	[11]	[6/25/27]	Aaa / AAA
Class A-IO notes (i)	$66,522,000	Fixed (i)	n/a	n/a	n/a	[9/25/04]	Aaa / AAA
Total notes	$665,222,000						

(a) Subject to a 5% variance.

(b) 100% P&I guarantee by MBIA;

(c) The notes are priced to 10% clean-up call. The coupon on the [Class A-5] notes will increase by 0.50% per annum if the 10% clean-up call is not exercised.

(d) Prepayment Assumption is a ramp of 4% to 26% over 12 months and the Pricing Speed will be 100% of that ramp.

(e) The note rates for the [Class A-1 notes and Class A-5 notes] are subject to a cap equal to the weighted average of the net loan rates on the mortgage loans, adjusted for the interest payable on the Class A-IO notes. For the [April 2002 through September 2004] payment dates, the note rates for the [Class A-3 notes and Class A-4 notes] are also subject to a cap equal to the weighted average of the net loan rates on the mortgage loans, adjusted for interest payable on the Class A-IO notes.

(f) For the Class A-1 notes, the lesser of (i) One-Month LIBOR plus the applicable margin and (ii) [10.00]% per annum, based on an actual/360 day count and subject to the available funds cap described in Note (e) above.

(g) For the Class A-1 notes, Class A-2 notes, Class A-3 notes and Class A-4 notes, it was assumed that no losses, delinquencies or prepayments occur on the mortgage loans and that the required overcollateralization amount is $0. For the Class A-5 notes, it was assumed that the final scheduled maturity date would be the payment date in the sixth month following the maturity date of the mortgage loan with the latest maturity date. For the Class A-IO notes, the final scheduled maturity refers to the final payment of interest, as this class is not entitled to principal.

(h) Due to losses and prepayments on the mortgage loans, the actual final payment date on each class of notes may occur substantially earlier or, except for the Class A-5 notes, later than the dates listed above.

(i) The Class A-IO notes are sized at 10% of initial pool balance (including amounts in the pre-funding account as of the closing date) with a note rate of [7.50]% per annum (subject to a cap equal to the weighted average of the net loan rates on the mortgage loans) for the April 2002 through September 2004 payment dates. The Class A-IO notes will only be entitled to interest on these payment dates. The Class A-IO notes do not have a principal balance. For the purpose of calculating interest payments, interest will accrue on a notional amount equal to the lesser of $[66,522,000] and the outstanding principal balance of the mortgage loans.

Offering: The notes will be issued publicly from the Depositor's shelf registration.

Form of Registration: Book-entry form, same day funds through DTC and Euroclear.

The Certificates: The trust will also issue [four] classes of GMACM Home Equity Loan-Backed Certificates, Series 2002-HE2, which will not be offered hereby. The certificates will be issued pursuant to the trust agreement and will represent the beneficial ownership interests in the trust. [Three] classes of the certificates, the [Class R-I certificates, Class R-II certificates and Class R-III] certificates, will constitute the residual interests in the related REMICs.

The Trust: The depositor will establish the GMACM Home Equity Loan Trust 2002-HE2, a Delaware business trust, to issue the notes. The assets of the trust will include the mortgage loans and related assets. In addition to the mortgage loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts, including the pre-funding account and other collections on the mortgage loans. The trust will also include a financial guarantee insurance policy provided by the Credit Enhancer, which will guarantee certain payments on the notes.

Payments of interest and principal on the notes will be made from payments received in connection with the mortgage loans and the financial guarantee insurance policy to the extent described herein.

The Mortgage Loan Pool:

Unless we indicate otherwise, the statistical information we present in these computational materials is approximate and reflects the initial pool of mortgage loans as of the cut-off date. The initial pool of mortgage loans will consist of closed-end, fixed rate, home equity loans expected to have an aggregate outstanding principal balance as of the cut-off date of $[498,916,693.65].

Approximately [92.60]% of the initial mortgage loans (by aggregate principal balance as of the cut-off date) are secured by second mortgages or deeds of trust and the remainder are secured by first mortgages or deeds of trust. The initial mortgage loans provide for substantially equal payments in an amount sufficient to amortize the principal balance of the mortgage loans over their terms, except for some of the initial mortgage loans which have balloon amounts due at maturity.

Pre-funding Feature:

On the closing date, approximately $[166,305,306.35] will be deposited into an account designated the "pre-funding account". This amount will be funded from the proceeds of the sale of the notes. During the pre-funding period, funds on deposit in the pre-funding account will be used by the issuer to buy mortgage loans from the sellers from time to time.

The pre-funding period will be the period from the closing date to the earliest of (i) the date on which the amount on deposit in the pre-funding account is less than $50,000, (ii) June [24], 2002 and (iii) the occurrence of a servicer default under the servicing agreement.

The mortgage loans sold to the trust after the closing date will conform to certain specified characteristics.

Amounts on deposit in the pre-funding account will be invested in permitted investments as specified in the Indenture. Any amounts remaining in the pre-funding account at the end of the pre-funding period will be used to make principal payments on the notes other than the Class A-IO notes.

Capitalized Interest Account:

On the closing date, if required by the enhancer, part of the proceeds of the sale of the notes will be deposited into an account designated the "capitalized interest account," which will be held by the indenture trustee. Amounts on deposit in the capitalized interest account will be withdrawn on each payment date during the pre-funding period to cover any shortfall in interest payments on the notes due to the pre-funding feature during the pre-funding period. Any amounts remaining in the capitalized interest account at the end of the pre-funding period will be paid to GMACM.

Prepayment Pricing Speed Assumption:

The base case prepayment assumption is a constant prepayment of 4.00% per year of the then outstanding principal balance of the mortgage loans in the first month of the life of the mortgage loans plus an additional 2.00% per year in each month thereafter until it reaches 26.00% on the twefth month. Beginning in the twelfth month and thereafter during the life of such loans, the base case prepay scenario assumes a constant prepayment rate of 26.00% per year. This transaction will price at 100% of the base case prepayment assumption.

Payment Date:

The 25th day of each month, or, if that day is not a business day, the next business day, beginning on April 25, 2002.

Payment Delay:

With respect to the Class A-2, Class A- 3, Class A- 4, Class A-5 and Class A-IO notes, 24 days. With respect to the Class A-1 notes, 0 days.

Note Rate:

The Class A-1 note rate will be equal to the least of (a) 1-month LIBOR + [ ]% per annum, (b) [10.00]% per annum and (c) the weighted average net rate on the mortgage loans adjusted for the interest payable on the Class A-IO notes, payable monthly.

Interest will accrue on the Class A-1 notes from and including the preceding payment date (or from the closing date in the case of the first payment date) to and including the day prior to the then current payment date at their respective note rate based on the actual number of days elapsed during the accrual period and an assumed year of 360 days.

Interest will accrue on the Class A-2, Class A- 3, Class A-4, Class A-5 and Class A-IO notes at a fixed rate during the month prior to the month of the related payment date (or from the cut-off date to the end of such month in the case of the first payment date) based on an assumed year of 360 days, consisting of 12 30-day months.

The Note Rates on the [Class A-1 and Class A-5 notes], and on the [Class A-3 notes and Class A-4 notes] for the [April 2002 through September 2004 payment dates, are subject to a cap equal to the weighted average of the net loan rates on the mortgage loans, adjusted for the interest payable on the Class A-IO notes. The Note Rate on the [Class A-IO] notes is subject to a cap equal to the weighted average of the net loan rates on the mortgage loans.

Payments on the Notes:

On each monthly payment date, the indenture trustee will make distributions to noteholders. The amounts available for distribution will include:

- collections of monthly payments of principal and interest on the mortgage loans, including prepayments and other unscheduled collections

plus

- amounts from any draws on the policy,

minus

- fees and expenses of the trust.

Payments to noteholders will be made from amounts available for distribution in the following order:

- To pay to the credit enhancer the accrued and unpaid premium for the policy and any previously unpaid premiums, with interest thereon;
- To pay accrued and unpaid interest due on the notes;
- To pay principal on the notes, other than the Class A-IO notes, in an amount equal to the principal collection distribution amount for such payment date;
- To pay principal on the notes, other than the Class A-IO notes, in an amount equal to the liquidation loss distribution amounts for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date;
- To reimburse the credit enhancer for unreimbursed draws on the policy, with interest thereon;
- To the extent of remaining available funds, to pay as additional principal on the notes, other than the Class A-IO notes, any amount necessary to increase the amount of overcollateralization to the required overcollateralization

level;

- To pay the credit enhancer any other amounts owed to it pursuant to the insurance agreement, with interest thereon;
- To pay any amount of interest shortfalls arising on such payment date due to the weighted average net loan rate cap on the note rate for any class limited by such cap, as described herein;
- To pay any amount of interest shortfalls due to the weighted average net loan rate cap on the note rate for such class previously unpaid, with interest thereon, as described herein;
- To pay the indenture trustee any unpaid expenses and other reimbursable amounts owed to the indenture trustee; and
- To pay any remaining amount to the certificates.

Payments of principal are allocated to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Notes and will be paid sequentially in such order until the outstanding principal balance of each such Class has been reduced to zero.

Credit Enhancement:

The credit enhancement provided for the benefit of the noteholders will consist of:

- excess interest;
- overcollateralization; and
- the financial guaranty insurance policy.

Excess Interest. The weighted average mortgage loan rate is generally expected to be higher than the sum of (a) the servicing fee, (b) the weighted average note rate and (c) the credit enhancer premium. On each payment date, excess interest generated during the related collection period will be available to cover losses and build overcollateralization on such payment date.

Overcollateralization: Excess interest will be applied, to the extent available, to make accelerated payments of principal to the securities then entitled to receive payments of principal; such application will cause the aggregate principal balance of the notes to amortize more rapidly than the mortgage loans, resulting in overcollateralization. Prior to the Stepdown Date, the "Required Overcollateralization Amount" will be equal to at least [2.00]% of the original Pool Balance (including amounts in the pre-funding account as of the closing date). On and after the Stepdown Date, the "Required Overcollateralization Amount" will be equal to the product of a formula specified in the Indenture which generally will depend upon the performance of the mortgage loans.

Note Insurance Policy: The credit enhancer will unconditionally and irrevocably guarantee: (a) the timely payment of interest, (b) the amount of any losses not covered by excess interest or overcollateralization, and (c) the payment of principal due on the notes on the final payment date. The insurance policy is not cancelable for any reason.

Stepdown Date:

The Stepdown Date is the payment date (subject to the satisfaction of certain loss criteria) occurring on the later of:

(1) the Payment Date in October 2004 (i.e. on the 31st Payment Date); and

(2) the first Payment Date on which the current Pool Balance has been reduced to an amount equal to 50% of the original Pool Balance (including amounts in the pre-funding account as of the closing date).

Servicing Fee:

The primary compensation to be paid to the Servicer in respect of its servicing activities will be 0.50% per annum, payable monthly.

Advancing:

There is generally no required advancing of delinquent principal or interest by the Servicer, the Trustees, the credit enhancer or any other entity provided, however, that the Servicer may advance interest at their discretion.

Optional Redemption:

A principal payment may be made to redeem the notes upon the exercise by the servicer of its option to purchase the mortgage loans in the Trust after the aggregate principal balance of the mortgage loans is reduced to an amount less than 10% of the initial aggregate principal balance of the mortgage loans plus the initial amount deposited in the pre-funding account. The purchase price payable by the servicer for the mortgage loans will be the sum of:

- the aggregate outstanding principal balance of the mortgage loans, or the fair market value of real estate acquired by foreclosure, plus accrued and unpaid interest thereon at the weighted average of the net loan rates of the mortgage loans through the day preceding the payment date of this purchase; and

- all amounts due and owing the enhancer.

Tax Status: The notes, other than the Class R certificates, will represent ownership of regular interests in a real estate mortgage investment conduit and will be treated as representing ownership of debt for federal income tax purposes. For federal income tax purposes, each class of Class R certificates will be the sole residual interest in one of the three real estate mortgage investment conduits.

ERISA Eligibility: The notes may be purchased by employee benefit plans that are subject to ERISA.

SMMEA Treatment: The notes will not constitute "mortgage related securities" for purposes of SMMEA.

Risk Factors: The Prospectus Supplement includes certain risk factors that should be considered in connection with the purchase of the notes.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY

Initial Mortgage Loans

(as of the Cut-Off Date)

	Initial Mortgage Loans
Cut-Off Date	3/1/02
Total Outstanding Balance:	$498,916,693.65
Number of Loans:	13,758
Average Remaining Balance:	$36,263.75 (range: $1,684.76 - $249,085.45)
WA Mortgage Loan Rate:	8.801% (range: 5.000% - 14.725%)
Original Weighted Average Term:	222 months
Remaining Weighted Average Term:	221 months
Lien Position:	92.60% second, 7.40% first.
WA CLTV Ratio:	78.12% (range: 2.82% - 100.00%)
WA FICO Score:	702
WA DTI Ratio:	38.13%
WA Junior Ratio:	25.79%
Documentation (>1%):	97.30% standard, 1.29% family first direct, 0.75% stated income, 0.32% no income / no appraisal, 0.33% other.
Loan Purpose:	60.57% debt consolidation, 20.39% cash out, 10.96% rate and term refinance, 5.24% purchase, 1.58% other, 1.25% home improvement.
Property Type:	85.89% single family, 6.59% planned unit development, 6.27% condominium, 1.21% two to four family, 0.02% townhouse, 0.02% manufactured housing.
Owner Occupancy:	99.57% owner occupied, 0.43% second home.
Geographic Distribution: **(all states >= 5.00%)**	CA (32.54%), MA (5.89%), NY (5.36%), NJ (5.27%).

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Initial Mortgage Loans Characteristics

Set forth below is a description of certain characteristics of the initial mortgage loans as of the cut-off date. Unless otherwise specified, all principal balances of the initial mortgage loans are as of the cut-off date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the cut-off date (except as indicated otherwise).

Property Type

Property Type	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
Single Family	11,749	$428,524,189.14	85.89%
Planned Urban Development	895	32,897,334.20	6.59
Condominium	963	31,270,699.87	6.27
Two to Four Family	142	6,055,945.01	1.21
Townhouse	5	87,245.04	0.02
Manufactured Housing	4	81,280.39	0.02
Total	**13,758**	**$498,916,693.65**	**100.00%**

Principal Balances

Range of Principal Balances			Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
$0.01	to	$25,000.00	5,363	$101,546,576.88	20.35%
$25,000.01	to	$50,000.00	6,081	223,275,619.55	44.75
$50,000.01	to	$75,000.00	1,489	91,409,663.09	18.32
$75,000.01	to	$100,000.00	613	54,238,806.47	10.87
$100,000.01	to	$125,000.00	110	12,476,447.04	2.50
$125,000.01	to	$150,000.00	67	9,478,148.55	1.90
$150,000.01	to	$175,000.00	12	1,942,560.70	0.39
$175,000.01	to	$200,000.00	19	3,623,848.93	0.73
$200,000.01	to	$225,000.00	2	430,297.22	0.09
$225,000.01	to	$250,000.00	2	494,725.22	0.10
		Total	**13,758**	**$498,916,693.65**	**100.00%**

The average principal balance of the initial mortgage loans as of the cut-off date is approximately $36,263.75.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Combined Loan-to-Value Ratios

Range of Combined Loan-to-Value Ratios (%)				Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
0.01%	to	40.00%		656	$23,242,306.70	4.66%
40.01%	to	50.00%		388	14,246,920.84	2.86
50.01%	to	60.00%		708	27,982,878.77	5.61
60.01%	to	70.00%		1,201	48,148,235.42	9.65
70.01%	to	80.00%		3,173	126,163,061.85	25.29
80.01%	to	90.00%		4,760	161,497,697.92	32.37
90.01%	to	100.00%		2,872	97,635,592.15	19.57
			Total	**13,758**	**$498,916,693.65**	**100.00%**

The minimum and maximum combined loan-to-value ratios of the initial mortgage loans as of the cut-off date are approximately 2.82% and 100.00%, respectively, and the weighted average combined loan-to-value ratio of the initial mortgage loans as of the cut-off date is approximately 78.12%.

Geographical Distributions

Location		Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
California		3,898	$162,325,248.28	32.54%
Massachusetts		676	29,392,953.13	5.89
New York		650	26,757,840.17	5.36
New Jersey		671	26,275,076.29	5.27
Florida		764	23,863,899.32	4.78
Texas		580	20,891,237.58	4.19
Michigan		497	15,856,426.98	3.18
Pennsylvania		440	13,669,988.21	2.74
Illinois		370	12,290,697.16	2.46
Virginia		361	12,085,595.30	2.42
Maryland		303	11,337,414.72	2.27
Colorado		310	11,262,869.47	2.26
Georgia		346	11,234,364.22	2.25
Arizona		341	10,247,592.46	2.05
Other		3,551	111,425,490.36	22.33
	Total	**13,758**	**$498,916,693.65**	**100.00%**

"Other" includes states and the District of Columbia with under 2.00% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Junior Ratios(1)(2)(3)

Range of Junior Ratios (%)				Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
0.000%	to	5.000%		59	$693,377.10	0.15%
5.001%	to	10.000%		1,112	21,770,368.27	4.71
10.001%	to	15.000%		2,876	72,725,500.99	15.74
15.001%	to	20.000%		2,978	96,784,599.92	20.95
20.001%	to	25.000%		1,960	76,998,824.24	16.67
25.001%	to	30.000%		1,323	59,240,504.24	12.82
30.001%	to	35.000%		883	42,329,371.08	9.16
35.001%	to	40.000%		585	31,311,918.97	6.78
40.001%	to	45.000%		335	18,618,560.82	4.03
45.001%	to	50.000%		199	10,581,064.13	2.29
50.001%	to	55.000%		149	8,103,901.45	1.75
55.001%	to	60.000%		116	6,604,560.67	1.43
60.001%	to	65.000%		81	4,502,937.41	0.97
65.001%	to	70.000%		61	3,176,833.26	0.69
70.001%	to	75.000%		43	2,772,179.87	0.60
75.001%	to	80.000%		31	1,837,061.18	0.40
80.001%	to	85.000%		27	1,512,870.10	0.33
85.001%	to	90.000%		22	1,414,992.04	0.31
90.001%	to	95.000%		11	480,112.07	0.10
95.001%	to	100.000%		9	515,984.52	0.11
			Total	**12,860**	**$461,975,522.33**	**100.00%**

(1) The junior ratio of a mortgage loan is the ratio (expressed as a percentage) of the outstanding balance of such mortgage loan to the sum of such outstanding balance and the outstanding balance of any senior mortgage computed as of the date such mortgage loan is underwritten.

(2) The weighted average junior ratio of the initial mortgage loans secured by second liens as of the cut-off date is approximately 25.79%.

(3) Includes only the initial mortgage loans secured by second liens.

Loan Rates

Range of Loan Rates (%)				Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
4.001%	to	5.000%		2	$19,846.70	0.00%
5.001%	to	6.000%		5	90,607.19	0.02
6.001%	to	7.000%		132	6,795,186.77	1.36
7.001%	to	8.000%		4,104	167,586,777.05	33.59
8.001%	to	9.000%		4,676	170,339,021.94	34.14
9.001%	to	10.000%		2,398	80,201,424.38	16.08
10.001%	to	11.000%		939	30,104,281.51	6.03
11.001%	to	12.000%		792	22,885,606.82	4.59
12.001%	to	13.000%		596	18,014,485.70	3.61
13.001%	to	14.000%		108	2,682,833.67	0.54
14.001%	to	15.000%		6	196,621.92	0.04
			Total	**13,758**	**$498,916,693.65**	**100.00%**

The weighted average loan rate of the initial mortgage loans as of the cut-off date is approximately 8.801%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Months Remaining to Scheduled Maturity

Range of Remaining Term	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
0 to 60	468	$10,905,982.22	2.19%
61 to 120	1,819	52,390,288.13	10.50
121 to 180	5,950	206,186,659.96	41.33
181 to 240	893	37,004,341.86	7.42
241 to 300	4,628	192,429,421.48	38.57
Total	**13,758**	**$498,916,693.65**	**100.00%**

The weighted average months remaining to scheduled maturity of the initial mortgage loans as of the cut-off date is approximately 221 months.

Lien Priority

Lien Position	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
Second	12,860	$461,975,522.33	92.60%
First	898	36,941,171.32	7.40
Total	**13,758**	**$498,916,693.65**	**100.00%**

Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
0.001% to 5.000%	14	$381,736.78	0.08%
5.001% to 10.000%	37	1,313,823.36	0.26
10.001% to 15.000%	116	4,026,693.94	0.81
15.001% to 20.000%	358	11,885,612.43	2.38
20.001% to 25.000%	850	29,507,935.44	5.91
25.001% to 30.000%	1,488	51,603,733.64	10.34
30.001% to 35.000%	2,035	71,129,841.14	14.26
35.001% to 40.000%	2,622	94,213,660.61	18.88
40.001% to 45.000%	3,401	123,746,455.43	24.80
45.001% to 50.000%	2,175	84,555,170.49	16.95
50.001% to 55.000%	541	21,851,205.25	4.38
55.001% to 60.000%	88	3,491,535.72	0.70
60.001% +	33	1,209,289.42	0.24
Total	**13,758**	**$498,916,693.65**	**100.00%**

Of the available debt-to-income ratios, the weighted average debt-to-income ratio of the initial mortgage loans as of the cut-off date is approximately 38.13%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Documentation Type

Documentation Type	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
Standard	13,366	$485,427,329.83	97.30%
Family First Direct	202	6,460,907.28	1.29
Stated	87	3,742,983.70	0.75
No Income / No Appraisal	56	1,615,067.49	0.32
Select	13	570,889.80	0.11
GM Expanded Family	13	367,017.57	0.07
No Income Verification	9	358,255.72	0.07
Super Express	9	305,436.39	0.06
Streamline	3	68,805.87	0.01
Total	**13,758**	**$498,916,693.65**	**100.00%**

Occupancy Types

Occupancy (as indicated by borrower)	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
Owner Occupied	13,702	$496,785,167.74	99.57%
Second Home	56	2,131,525.91	0.43
Total	**13,758**	**$498,916,693.65**	**100.00%**

Loan Purpose

Loan Purpose	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
Debt Consolidation	8,375	$302,215,874.48	60.57%
Cash Out	2,903	101,704,273.18	20.39
Rate and Term Refinance	1,268	54,688,982.95	10.96
Purchase	780	26,157,882.60	5.24
Other	253	7,896,634.58	1.58
Home Improvement	179	6,253,045.86	1.25
Total	**13,758**	**$498,916,693.65**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Origination Year

Origination Year	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
2002	5,737	$206,519,278.38	41.39%
2001	8,007	291,790,621.26	58.48
2000	14	606,794.01	0.12
Total	**13,758**	**$498,916,693.65**	**100.00%**

Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination of the Loans	Number of Initial Mortgage Loans	Cut-off Date Balance	Percentage of Initial Mortgage Loans by Cut-Off Date Balance
560 to 579	5	$252,192.77	0.05%
580 to 599	366	10,748,746.50	2.15
600 to 619	532	15,177,841.35	3.04
620 to 639	1,006	32,302,568.33	6.47
640 to 659	1,463	50,078,428.18	10.04
660 to 679	1,695	60,999,673.20	12.23
680 to 699	1,699	63,448,600.75	12.72
700 to 719	1,813	70,766,682.47	14.18
720 to 739	1,731	64,511,157.03	12.93
740 to 759	1,516	57,371,625.69	11.50
760 to 779	1,159	45,152,688.51	9.05
780 to 799	641	24,006,120.81	4.81
800 to 819	122	3,771,109.31	0.76
820 to 839	5	160,843.47	0.03
860 to 879	1	11,993.77	0.00
880 to 899	1	30,000.00	0.01
n/a	3	126,421.51	0.03
Total	**13,758**	**$498,916,693.65**	**100.00%**

Of the available credit scores, the weighted average credit score of the borrower of the initial mortgage loans as of the cut-off date is approximately 702.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

SENSITIVITY TABLES

Class A-1 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	4.93	1.54	1.20	1.00	0.87	0.78
Modified Duration (years)	4.58	1.50	1.17	0.98	0.86	0.77
First Principal Payment	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02
Last Principal Payment	4/25/11	3/25/05	6/25/04	1/25/04	9/25/03	7/25/03
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	109	36	27	22	18	16
Illustrative Yield @ Par (Act/360)	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%

Class A-2 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	10.07	3.40	2.51	2.00	1.68	1.46
Modified Duration (years)	7.90	3.08	2.32	1.87	1.58	1.38
First Principal Payment	4/25/11	3/25/05	6/25/04	1/25/04	9/25/03	7/25/03
Last Principal Payment	3/25/13	12/25/05	12/25/04	6/25/04	1/25/04	10/25/03
Principal Lockout (months)	108	35	26	21	17	15
Principal Window (months)	24	10	7	6	5	4
Illustrative Yield @ Par (30/360)	4.61%	4.55%	4.51%	4.48%	4.45%	4.42%

Class A-3 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.34	5.22	3.82	3.00	2.46	2.08
Modified Duration (years)	9.39	4.45	3.38	2.71	2.26	1.93
First Principal Payment	3/25/13	12/25/05	12/25/04	6/25/04	1/25/04	10/25/03
Last Principal Payment	2/25/17	2/25/09	4/25/07	3/25/06	6/25/05	12/25/04
Principal Lockout (months)	131	44	32	26	21	18
Principal Window (months)	48	39	29	22	18	15
Illustrative Yield @ Par (30/360)	5.22%	5.18%	5.15%	5.13%	5.10%	5.08%

Class A-4 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	17.76	8.61	6.40	5.00	4.06	3.39
Modified Duration (years)	10.64	6.53	5.16	4.20	3.50	2.99
First Principal Payment	2/25/17	2/25/09	4/25/07	3/25/06	6/25/05	12/25/04
Last Principal Payment	1/25/23	1/25/13	4/25/10	7/25/08	5/25/07	6/25/06
Principal Lockout (months)	178	82	60	47	38	32
Principal Window (months)	72	48	37	29	24	19
Illustrative Yield @ Par (30/360)	6.02%	5.99%	5.98%	5.96%	5.94%	5.92%

Class A-5 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	21.92	11.91	8.88	7.05	5.67	4.75
Modified Duration (years)	11.22	7.99	6.51	5.46	4.59	3.96
First Principal Payment	1/25/23	1/25/13	4/25/10	7/25/08	5/25/07	6/25/06
Last Principal Payment	4/25/24	4/25/14	3/25/11	5/25/09	12/25/07	1/25/07
Principal Lockout (months)	249	129	96	75	61	50
Principal Window (months)	16	16	12	11	8	8
Illustrative Yield @ Par (30/360)	6.71%	6.70%	6.69%	6.67%	6.66%	6.64%

Class A-IO (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	2.50	2.50	2.50	2.50	2.50	2.50
Modified Duration (years)	1.23	1.23	1.23	1.23	1.23	1.23
First Principal Payment	n/a	n/a	n/a	n/a	n/a	n/a
Last Principal Payment	n/a	n/a	n/a	n/a	n/a	n/a
Principal Lockout (months)	n/a	n/a	n/a	n/a	n/a	n/a
Principal Window (months)	n/a	n/a	n/a	n/a	n/a	n/a
Illustrative Yield @ 17.105764%	4.90%	4.90%	4.90%	4.90%	4.90%	4.90%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

SENSITIVITY TABLES

Class A-1 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	4.93	1.54	1.20	1.00	0.87	0.78
Modified Duration (years)	4.58	1.50	1.17	0.98	0.86	0.77
First Principal Payment	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02
Last Principal Payment	4/25/11	3/25/05	6/25/04	1/25/04	9/25/03	7/25/03
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	109	36	27	22	18	16
Illustrative Yield @ Par (Act/360)	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%

Class A-2 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	10.07	3.40	2.51	2.00	1.68	1.46
Modified Duration (years)	7.90	3.08	2.32	1.87	1.58	1.38
First Principal Payment	4/25/11	3/25/05	6/25/04	1/25/04	9/25/03	7/25/03
Last Principal Payment	3/25/13	12/25/05	12/25/04	6/25/04	1/25/04	10/25/03
Principal Lockout (months)	108	35	26	21	17	15
Principal Window (months)	24	10	7	6	5	4
Illustrative Yield @ Par (30/360)	4.61%	4.55%	4.51%	4.48%	4.45%	4.42%

Class A-3 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.34	5.22	3.82	3.00	2.46	2.08
Modified Duration (years)	9.39	4.45	3.38	2.71	2.26	1.93
First Principal Payment	3/25/13	12/25/05	12/25/04	6/25/04	1/25/04	10/25/03
Last Principal Payment	2/25/17	2/25/09	4/25/07	3/25/06	6/25/05	12/25/04
Principal Lockout (months)	131	44	32	26	21	18
Principal Window (months)	48	39	29	22	18	15
Illustrative Yield @ Par (30/360)	5.22%	5.18%	5.15%	5.13%	5.10%	5.08%

Class A-4 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	17.76	8.61	6.40	5.00	4.06	3.39
Modified Duration (years)	10.64	6.53	5.16	4.20	3.50	2.99
First Principal Payment	2/25/17	2/25/09	4/25/07	3/25/06	6/25/05	12/25/04
Last Principal Payment	1/25/23	1/25/13	4/25/10	7/25/08	5/25/07	6/25/06
Principal Lockout (months)	178	82	60	47	38	32
Principal Window (months)	72	48	37	29	24	19
Illustrative Yield @ Par (30/360)	6.02%	5.99%	5.98%	5.96%	5.94%	5.92%

Class A-5 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	23.00	14.11	10.91	8.67	7.06	5.87
Modified Duration (years)	11.45	8.82	7.46	6.34	5.42	4.68
First Principal Payment	1/25/23	1/25/13	4/25/10	7/25/08	5/25/07	6/25/06
Last Principal Payment	2/25/27	3/25/24	2/25/20	11/25/16	5/25/14	5/25/12
Principal Lockout (months)	249	129	96	75	61	50
Principal Window (months)	50	135	119	101	85	72
Illustrative Yield @ Par (30/360)	6.73%	6.75%	6.76%	6.75%	6.75%	6.74%

Class A-IO (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	2.50	2.50	2.50	2.50	2.50	2.50
Modified Duration (years)	1.23	1.23	1.23	1.23	1.23	1.23
First Principal Payment	n/a	n/a	n/a	n/a	n/a	n/a
Last Principal Payment	n/a	n/a	n/a	n/a	n/a	n/a
Principal Lockout (months)	n/a	n/a	n/a	n/a	n/a	n/a
Principal Window (months)	n/a	n/a	n/a	n/a	n/a	n/a
Illustrative Yield @ 17.105764%	4.90%	4.90%	4.90%	4.90%	4.90%	4.90%